UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

GENERAL FINANCE CORPORATION

(Name of Subject Company (Issuer))

UR MERGER SUB VI CORPORATION

a wholly owned subsidiary of

UNITED RENTALS (NORTH AMERICA), INC.

a wholly owned subsidiary of

UNITED RENTALS, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001
(Title of Class of Securities)

369822101

(CUSIP Number of Class of Securities)

Joli Gross

UR Merger Sub VI Corporation

100 First Stamford Place, Suite 700

Stamford, CT 06902

Telephone: (203) 622-3131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Francis J. Aquila Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$609,366,062.00	$66,481.84

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by General Finance Corporation (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $19.00, the tender offer price, by (b) the sum of (i) 30,240,951, the number of issued and outstanding shares of Company common stock (including 403,428 shares of Company common stock underlying outstanding Company restricted stock), (ii) 321,220, the number of shares of Company common stock reserved for the Company’s stock plans, (iii) 1,452,199, the number of shares of the Company common stock underlying outstanding Company options and (iv) 57,528, the number of shares of the Company common stock underlying outstanding Company restricted stock units. The foregoing share figures have been provided by the issuer to the offerors and are as of April 15, 2021 the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $66,481.84.	Filing Party: UR Merger Sub VI Corporation.
Form or Registration No.: Schedule TO.	Date Filed: April 26, 2021.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 26, 2021 (together with any amendments and supplements thereto, the “Schedule TO”) by UR Merger Sub VI Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals (North America), Inc., a Delaware corporation (“URNA”) and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation (“URI”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of General Finance Corporation, a Delaware corporation (the “Company”), at a price per Share of $19.00 net to the seller in cash, without interest, less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 26, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Items 1 through 9; Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

At 12:00 midnight, New York time, at the end of the day of Friday, May 21, 2021, the Offer expired as scheduled and was not extended. URNA and Merger Sub were advised by the Depositary that, as of the Expiration Time, a total of 27,625,450 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered) were validly tendered into and not properly withdrawn from the Offer, representing approximately 91.4% of the Shares outstanding as of the Expiration Time. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 156,352 additional Shares, representing approximately 0.5% of the outstanding Shares as of the Expiration Time.

The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied, Merger Sub accepted for payment, and will promptly pay for, all Shares validly tendered into and not properly withdrawn from the Offer.

Following the consummation of the Offer, URNA and Merger Sub intend to complete the acquisition of the Company through the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL on May 25, 2021. At the Effective Time, each Share then outstanding (other than Shares that were held by any stockholders who properly demanded appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals—Appraisal Rights”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding of taxes, except for Shares then owned by GFN, URNA or Merger Sub, which Shares will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

Following the Merger, the Shares will be delisted and will cease to trade on NASDAQ.

On May 24, 2021, URI issued a press release announcing the expiration and results of the Offer. A copy of the press release is attached as Exhibit (a)(5)(viii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(viii)	Press release, dated May 24, 2021.

Index No.

(a)(1)(i)	Offer to Purchase dated April 26, 2021.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Summary Advertisement as published in The New York Times on April 26, 2021.*

(a)(1)(vii)	Press release, dated April 26, 2021.*

(a)(5)(i)	Joint press release, dated April 15, 2021 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by URI on April 16, 2021).*

(a)(5)(ii)	Investor Presentation, dated April 15, 2021 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by URI on April 16, 2021).*

Index No.
(a)(5)(iii)	Email to United Rentals, Inc. Employees, dated April 15, 2021 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).*

(a)(5)(iv)	Letter to Pac-Van, Lone Star and Southern Frac Employees dated April 15, 2021 (incorporated by reference to Exhibit 99.2 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).*

(a)(5)(v)	Letter to Pac-Van Canada (Container King) Employees, dated April 15, 2021 (incorporated by reference to Exhibit 99.3 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).*

(a)(5)(vi)	Letter to Royal Wolf Employees, dated April 15, 2021 (incorporated by reference to Exhibit 99.4 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).*

(a)(5)(vii)	Transcript of Investor Call, dated April 16, 2021 (incorporated by reference to Exhibit 99.1 of the Tender Offer Statement on Schedule TO-C filed by URI on April 16, 2021).*

(a)(5)(viii)	Press Release, dated May 24, 2021.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated April 15, 2021, by and among the Company, URNA, and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the URI on April 16, 2021).*

(d)(2)	Form of Tender and Support Agreement, dated April 15, 2021, by and among URNA, Merger Sub and certain stockholders of the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by URI on April 16, 2021).*

(d)(3)	Confidentiality Agreement, dated March 1, 2019, between URI and the Company.*

(d)(4)	Form of Key Employee Employment Agreement.*

(d)(5)	Form of Employee Letter Agreement.*

(d)(6)	Form of Retention Bonus Letter.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2021

UR MERGER SUB VI CORPORATION

By:	/s/ Joli Gross
	Name:	Joli Gross
	Title:	Vice President & Secretary

UNITED RENTALS (NORTH AMERICA), INC.

By:	/s/ Joli Gross
	Name:	Joli Gross
	Title:	Vice President & Secretary

UNITED RENTALS, INC.

By:	/s/ Joli Gross
	Name:	Joli Gross
	Title:	Vice President & Secretary